Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2008	2007	2006	2005	2004
	(in million EUR, except ratios)
Earnings:
Income before taxes	(1,061)	3,077	3,971	2,796	2,441
Add: fixed charges	2,688	3,334	3,395	3,279	2,640

(A)	1,627	6,411	7,366	6,075	5,081
Fixed charges:
Interest	526	474	362	373	398
Interest on fixed annuities, investment contracts and savings accounts	2,162	2,860	3,033	2,906	2,242

	2,688	3,334	3,395	3,279	2,640
Dividend on preferred shares	122	112	85	80	79
Coupons on perpetual capital securities	254	235	204	192	129

(B)	3,064	3,681	3,684	3,551	2,848

Ratio: (A)/(B)	0.5	1.7	2.0	1.7	1.8
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	(0.6)	4.3	6.7	4.9	4.7

460